Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 3 DATED JULY 1, 2014
TO THE PROSPECTUS DATED APRIL 30, 2014

This Supplement No. 3 supplements, and should be read in conjunction with, our prospectus dated April 30, 2014, as supplemented by Supplement No. 1 dated May 14, 2014 and Supplement No. 2 dated June 24, 2014. The purpose of this Supplement No. 3 is to disclose:

•	the status of our initial public offering; and

•	matters relating to our advisory agreement.
Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of June 27, 2014, we received and accepted subscriptions in our offering for 13.8 million shares, or $137.8 million, including 0.2 million shares, or $2.2 million, sold to an affiliate of NorthStar Realty Finance Corp., or NorthStar Realty. As of June 27, 2014, 152.0 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2015, unless extended by our board of directors as permitted under applicable law and regulations.
Matters Relating to Our Advisory Agreement
On June 30, 2014, NorthStar Realty completed the previously announced spin-off, or the spin-off, of its asset management business into NorthStar Asset Management Group Inc., or NSAM, a separate public company with its shares of common stock listed on the New York Stock Exchange under the ticker symbol “NSAM”.
Following the completion of the spin-off and the related events described below, NSAM will own and operate NorthStar Realty’s asset management business and NSAM and its affiliates will sponsor and manage the non-traded REITs previously sponsored and managed by NorthStar Realty, including us, NorthStar Healthcare Income, Inc., NorthStar Real Estate Income Trust, Inc. and other non-traded companies that NSAM may sponsor in the future.
In connection with the spin-off, on June 30, 2014, we, our operating partnership, NSAM and NSAM J-NSII Ltd, a subsidiary of NSAM, or our new advisor, entered into a new advisory agreement, or our new advisory agreement, pursuant to which our new advisor manages our day-to-day activities and implements our investment strategy. The appointment of our new advisor and the entering into the new advisory agreement were approved by our board of directors, including our independent directors.
Upon completion of the spin-off, the existing employees of NorthStar Realty became employees of NSAM, certain of which, including executive officers, employees engaged in NorthStar Realty’s existing loan origination business and certain other employees, will be co-employees of NSAM and NorthStar Realty. As a result, we will have access to the same personnel and resources that we had prior to the spin-off.
The terms of the new advisory agreement are substantially the same as those that were in effect prior to the spin-off under our prior advisory agreement, a description of which is included in the section entitled "Management—The Advisory Agreement" in our prospectus.
In connection with the spin-off, on June 30, 2014, we provided notice to our prior advisor and NorthStar Realty of the termination without cause of our prior advisory agreement. Our prior advisor and NorthStar Realty waived the notice period provided for in our prior advisory agreement and consequently, our prior advisor ceased all activities under our prior advisory agreement effective upon completion of the spin-off.
In connection with the termination of our prior advisory agreement, we, our prior advisor and NorthStar OP Holdings II, LLC, all of which are parties to the limited partnership agreement of our operating partnership, or our operating partnership agreement, agreed that such termination did not constitute a termination event (as defined in our operating partnership agreement) and did not trigger the redemption of the special limited partnership units (as defined in our operating partnership agreement) pursuant to our operating partnership agreement. In addition, the parties to our operating partnership agreement agreed that the term “Advisory Agreement” in our operating partnership agreement shall mean our new advisory agreement. On June 30, 2014, the parties to our operating partnership agreement entered into an amendment to our operating partnership agreement reflecting the foregoing.